Filed by ArcLight Clean Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ArcLight Clean Transition Corp.

(Commission File No. 001-39546)

**** IMPORTANT REMINDER ****

Dear ArcLight Clean Transition Corp. Shareholder:

By now, you should have received your proxy materials for the extraordinary general meeting (the “Extraordinary General Meeting”) of the shareholders of ArcLight Clean Transition Corp., a Cayman Islands exempted company (“ArcLight”), to vote on the previously announced proposed merger transaction (the “Business Combination”) with Proterra Inc, a Delaware corporation (“Proterra”), which is scheduled to be held at the offices of Kirkland & Ellis LLP located at 609 Main Street, Houston, Texas 77002 as well as virtually, via live webcast (https://www.cstproxy.com/arclightclean/2021), at 9:00 a.m. local time on June 11, 2021. ArcLight’s shareholders of record at the close of business on May 4, 2021 are entitled to vote the Class A ordinary shares of ArcLight owned by them at the Extraordinary General Meeting. You are receiving this reminder letter because your vote(s) were not yet processed at the time that this letter was sent.  If you have already voted, we would like to thank you for your vote.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

Your vote is extremely important. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter.

The ArcLight board of directors recommends that you vote “FOR” ALL proposals. Even if you plan on attending the meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

Thank you for your investment in ArcLight Clean Transition Corp. and for taking the time to vote your shares.

Sincerely,

/s/ Marco F. Gatti
Marco F. Gatti
Chief Financial Officer

Additional Information

In connection with the Business Combination involving ArcLight and Proterra, the Registration Statement on Form S-4 (File No. 333-252674) (the “Registration Statement”) has been declared effective by the Securities and Exchange Commission (the “SEC”), which includes the related proxy statement and prospectus of ArcLight, with respect to the Extraordinary General Meeting. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that ArcLight has or will send to its shareholders in connection with the transactions contemplated by the Business Combination. ArcLight’s shareholders and other interested persons are advised to read the Registration Statement and the related proxy statement/prospectus and any documents filed in connection therewith, as these materials will contain important information about Proterra, ArcLight, and the Business Combination. The definitive proxy statement and related materials have been mailed to ArcLight’s shareholders who were holders of record as of the close of business on May 4, 2021. The documents filed by ArcLight with the SEC may also be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by ArcLight may be obtained free of charge from ArcLight at https://www.arclightclean.com or by directing a request to: ArcLight Clean Transition Corp., 200 Clarendon Street, 55th Floor, Boston, MA 02116.

Participants in the Solicitation

ArcLight, Proterra and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ArcLight’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of ArcLight’s directors and officers, and Proterra’s directors and executive officers, in ArcLight’s filings with the SEC, including the Registration Statement.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.